March 29, 2011

Mr.  William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

Re: Letter of March 22, 2011, and SEC Comment Letter of 12/22/2010

Dear Mr. Thompson,

We are in receipt of your Letter of March 22, 2011,  requesting a time frame as to when we will respond to the “Comment Letter” of December 22, 2010. The Letter requested clarification regarding certain accounting issues related to our Form 10K Annual Report, for the fiscal year ended December 31, 2009.

The Letter and the requested information is  being reviewed by our Accountants and Auditors, to provide you with the information you requested.  Some of the appropriate information will be made with the filing of our Form 10K Annual Report for the  fiscal year ending 2010.

This is to advise you that we anticipate having a full response to the issues in the “Comment Letter” of December 22, 2010 by April 10, 2010.

We will contact you when the review is complete, and send you the response to the Comment Letter.

If you have any questions regarding this matter, please feel free to call me.

Very truly yours,

By: /s/ Vince M. Guest

Vince M. Guest
President and CEO
Cc: Solomon Ali
Pamela J. Thompson CPA
Steve Clark – S.E. Clark & Company PC

Universal Bioenergy Inc. • 19800 MacArthur Blvd., Suite 300 • Irvine, CA 92612 •  Tel  888-263-2009 • Fax  951-281-4653